

November 8, 2010

Plandel Resources, Inc.
c/o American Corporate Enterprises
123 W. Nye Lane, Suite 129
Carson City, Nevada 89706

> **Re:** **Plandel Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 13, 2010**
> **File No. 333-168079**

To Whom It May Concern:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed on October 13, 2010

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the marked version of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2.   Please precisely mark all changes to the document from the prior version to expedite our review. Also refer to Item 310 of Regulation S-T.

3.   Use bold type, underlining, or some other means to distinguish your captions from the text which follows below. Because much of your text is brief, it is difficult at times to easily distinguish between captions and the text which follows.

4.   If both selling shareholders reside in the Philippines, explain to us why there is an expectation that sales will take place in the United States.

Forward-Looking Statements, page 3

5.   If you retain this section, eliminate any suggestion that your document or filings include forward-looking statements "as defined by the Private Securities Litigation Reform Act of 1995," insofar as this is your initial public offering and you will be an issuer of penny stock. See Securities Act Section 27A.

6.   Also eliminate the suggestion that your Risk Factors section only identifies "some" of the important risks, since that section should include all known, material risks.

Risk Factors, page 7

7.   Ensure that your risk factors relate to your current and likely business. Insofar as you have no known ore reserves of any kind, rather than suggesting that you are vulnerable to "the change of the world gold supply," identify the risks related to having no known ore reserves of any kind.

Description of Property, page 17

8.   We note that your disclosure in this section is substantially similar to the language appearing in filings for several companies, including the registration statements on Form S-1 for Buka Ventures Inc., file number 333-156311, Eaglecrest Resources, Inc., file number 333-151269, and Sweetwater Resources, Inc., file number 333-151339. We also note that your "Report Recommendations" disclosure on page 20 describing your "two phase exploration program to further delineate the mineralized system . . . consist[ing] of air photo interpretations of the structures . . . ." also appears in these filings. Please explain. We may have further comments upon consideration of your response.

Financial Statements, page 31

9.   Your financial statements are more than 135 days old. Please provide financial statements complying with Rule 8-08 of Regulation S-X and corresponding disclosures throughout your prospectus.

Statement of Changes in Stockholders' Equity, page 35

10.   We note from your response to prior comment eight from our letter dated August 9, 2010 that the "mineral claim was acquired by an individual on [y]our behalf and transferred to the company after it was formed." Based on this response, it appears you should revise your financial statement presentation to reflect a capital contribution of $5,000 for the

mineral claim. Please revise or otherwise explain to us why you do not believe a revision is necessary.

Note 2. Summary of Significant Accounting Policies, page 37

Mineral Property Acquisition Costs, page 39

11.   We note from your response to prior comment 11 from our letter dated August 9, 2010 that you expanded footnote one. However, it is unclear to us how your disclosure under this heading addresses your policy regarding exploration costs incurred prior to the development or production stage. If true, please expand your disclosure to specifically state that exploration costs incurred before mineralization is classified as proven and probable reserves are expensed as incurred or otherwise advise.

Directors and Executive Officers, page 47

12.   Revise the sketches to clarify each individual's role(s) with the listed employers, and explain why you suggest at several places that their current positions with such employers do not result in any potential conflicts of interest.

13.   Revise or explain the various references to devoting only a "few" hours while elsewhere suggesting that the individuals devote "approximately 10 hours" per month to the business of "the company."   If the individuals work less than full time at the other positions listed, also revise to make this clear.

Exhibits and Financial Statement Schedules, page 54

14.   In future filings, revise to clarify on what date and with what filing the exhibit was "previously filed" in each case. Also provide an updated opinion of counsel due to the lapse of time.

15.   Please provide updated consents with your next filing as applicable. Refer to number 23 of the Exhibit Table in Item 601 of Regulation S-K.

Signatures, page 57

16.   Clarify who is signing in the capacity of controller or principal accounting officer. Refer to Form S-1, Signatures, Instructions 1 and 2.

Engineering Comments

Description of Property page 17

17.   We note you disclose your claim is an unpatented mineral claim. Please tell us about the different types of mineral claims in the Philippines, and the associated procedure for obtaining.

18.   We note a condition of the License and Permit for Mining and Exploration is to abide by environmental terms, conditions and guidelines. Please disclose the environmental terms, conditions and guidelines associated with your license and permit.

19.   In addition, please tell us if your mineral claim information is available on the DENR website in order to verify your exploration permit.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, Accounting Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact Tracey L. McNeil at (202) 551-3392, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        D. Roger Glenn, Esq.
        (845) 255-1814